Warszawa , 2004-04-01

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

PROCESSING
SEC MAIL RECEIVED SECTION
APR 06 2004
181
WASH., D.C.

Ref.: 82-5025

04024160

SUPPL

Dear Sirs,

Please find enclosed the text of the Current report no 6/2004.
Best regards

Ireneusz Węgłowski

Vice President

PROCESSED
APR 09 2004
THOMSON FINANCIAL

ORBIS S.A.
ul. Bracka 16
00-028 Warszawa, POLSKA
Tel.: (48 22) 826 02 71, Fax: (48 22) 827 33 01
NIP 526-025-04-69
Nr konta: BH S.A. I O/W-wa 04 1030 1508 0000 0005 0301 6001

Current report no 6/2004

Acting by virtue of § 20 section 2 point 8 of „Orbis" S.A. Statutes and § 9 section 1 point 10 of Orbis S.A. Supervisory Board Rules, on March 30, 2004, the Supervisory Board decided to assign the task of examination and audit of the financial statements for the year 2004 to the company Deloitte & Touche Audit Services Sp. z o.o., with its registered address in Warsaw at 6, Fredry street, a licensed auditor no 73, with which Orbis S.A. cooperates as regards the audit of the financials statements since the year 2000.